                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          Matrix Capital Corporation
_________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
_________________________________________________________________
                        (Title of Class of Securities)


                                   576819106
_________________________________________________________________
                                (CUSIP Number)


                                 John M. Stein
                                507 Carew Tower
                                441 Vine Street
                            Cincinnati, Ohio  45202
                                (513) 241-6166
_________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 8, 1997
_________________________________________________________________
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No. 576819106            13D               2 of 6 pages
_________________________________________________________________
1)    Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

                     Financial Stocks, Inc.
                     85-0366665
_________________________________________________________________
2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) ___
      (b)  X

_________________________________________________________________
3)    SEC Use Only

_________________________________________________________________
4)    Source of Funds (See Instructions)

                             WC
_________________________________________________________________
5)    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)    Citizenship or Place of Organization

                            Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power           349,545 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power          19,055 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power      349,545 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power     19,055 |
|_______________________________________________________________|


11)   Aggregate Amount Beneficially Owned by Each Reporting
      Person

                              369,900
_________________________________________________________________
12)   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)  ___

_________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11)

                               5.5%
_________________________________________________________________
14)   Type of Reporting Person (See Instructions)

                                      IA
Item 1.     Security and Issuer
            ___________________

            This statement relates to the Common Stock, par value
$.0001 per share ("Common Stock"), of Matrix Capital Corporation
(the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                  Matrix Capital Corporation
                  1380 Lawrence Street, Suite 1410
                  Denver, Colorado 80204


Item 2.     Identity and Background
            _______________________

            The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507
Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

            The executive officers and directors of FSI and their principal occupations are set forth below.

Name                Title                 Principal Occupation
____                _____                 ____________________

Steven N. Stein     Director, Chairman,   President of Belvedere
                    Chief Executive       Corporation, a real
                    Officer and           estate development and
                    Secretary             management company

John M. Stein       Director,             President and Portfolio
                    President, Chief      Manager of FSI
                    Operating Officer,
                    Treasurer and
                    Portfolio Manager

Alexander D. Warm   Director              Vice Chairman of
                                          Belvedere Corporation,
                                          Chairman of Warm Bros.
                                          Construction Company

Stanley L. Vigran    Director             Private investor

All of such persons are citizens of the United States. The address of all such persons is c/o FSI at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            FSI is a registered investment advisor and acts as general partner of Financial Stocks Limited Partnership ("FSLP") and as an investment advisor for Rising Stars Offshore Fund L.P.
("Rising Stars").


Item 3.     Source and Amount of Funds or Other Consideration.
            _________________________________________________

            The source of funds used by FSI to purchase Common
Stock for FSLP and Rising Stars is their respective working capital.


Item 4.     Purpose of Transaction.
            ______________________

            The purpose of the acquisition of the Common Stock is investment. FSI may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. FSI also reserves the right to change such intent if circumstances change. FSI currently has no plan or proposal which relates to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e)   Any material change in the present
                  capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

            (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

Item  5.    Interest in Securities of the Issuer.
            ____________________________________

            The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:

                                                 Percent of
Record Owner             Number of Shares        Outstanding
____________             ________________        ___________

FSLP                        349,545 (1)              5.2

Rising Stars                 19,055 (2)               .3

(1) As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

(2) As an investment advisor to Rising Stars, FSI shares voting power and dispositive power with respect to these shares.

            The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

Date               Shares Purchased              Price Per Share
____               ________________              _______________

             For FSLP       For Rising Sun
             ________       ______________
9/8/97        2,945               155              $14.875
9/9/97        6,175               325               15.50
9/23/97      12,350               650               16.1969
9/25/97       4,275               225               16.375
9/26/97       4,750               250               16.4375
9/30/97      95,000             5,000               16.375
10/8/97      41,800             2,200               15.50


All of such shares of Common Stock were acquired in open market transactions.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer.
            __________________________________________________

                               None

Item 7.     Material to be Filed as Exhibits.
            ________________________________

                               None

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               FINANCIAL STOCKS, INC.


October 10, 1997               By: /s/ Steven N. Stein
________________                   Steven N. Stein, Chairman
      Date                         and Chief Executive Officer